FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Communications Reports First Quarter 2003 Financial Results

Jena, Germany –April 30, 2003 - Intershop Communications AG (Nasdaq: ISHP; Prime Standard: ISH1), the market leader in Unified Commerce Management, today announced financial results for the first quarter of 2003, ended March 31, 2003.

First quarter 2003 revenue totaled Euro 6.4 million, compared with revenue of Euro 12.0 million in the fourth quarter of 2002 and Euro 12.2 million in the first quarter of 2002. First quarter 2003 license revenue totaled Euro 1.3 million, compared to Euro 6.5 million in the fourth quarter of 2002 and Euro 6.2 million in the first quarter of 2002. Service revenue totaled Euro 5.1 million in the first quarter of 2003, compared to Euro 5.5 million in the fourth quarter of 2002 and Euro 6.0 million in the first quarter of 2002.

Intershop recorded first quarter 2003 total operational costs (cost of revenue and operating expense) of Euro 14.6 million, compared to Euro 13.5 million in the previous quarter and Euro 25.6 million in the first quarter of 2002.

Due to lower revenue and higher total operational costs, Intershop reported a first quarter 2003 net loss of Euro 8.4 million or a net loss of Euro 0.44 per share. This compares to a net loss of Euro 1.0 million or a net loss of Euro 0.05 per share in the fourth quarter of 2002 and a net loss of Euro 13.3 million or a net loss of Euro 0.75 in the first quarter of 2002.

The Company reported a first quarter 2003 EBITDA loss (earnings before interest, taxes, depreciation, and amortization) of Euro 7.2 million, marginally higher than the Euro 6 million to 7 million forecasted by management on April 2, 2003. This compares to a positive fourth quarter 2002 EBITDA result of Euro 0.3 million and an EBITDA loss of Euro 9.4 million in the first quarter of 2002.

As of March 31, 2003, Intershop recorded cash, cash equivalents, marketable securities, and restricted cash totaling Euro 16.7 million, as compared to Euro 22.5 million as of December 31, 2002.

First Quarter 2003 Business Highlights

Unified Commerce Management (UCM)

  In the first quarter of 2003, Intershop launched a marketing campaign to roll out Unified Commerce Management (UCM), a best-practices corporate IT strategy aimed at allowing Intershop enterprise customers to realize a competitive advantage by integrating all their online commerce processes. In contrast to traditional, often isolated online commerce implementations, the UCM approach offers enterprise clients a customer-facing and cost-effective strategy to centrally manage all their online commerce initiatives from a single point of control. UCM also enables customers to integrate enterprise wide online commerce processes across disparate countries, markets, business units, applications, and systems. The new UCM approach focuses on increasing clients’ returns on investment (ROI) and on reducing total cost of ownership (TCO). Intershop supports the UCM strategy with its unique Enfinity MultiSite software. The UCM strategy was adopted by Deutsche Telekom and Hewlett-Packard.

Operational Highlights

  Intershop sold 11 new Enfinity product family configurations (i.e. Enfinity platforms and solutions) during the first quarter of 2003, bringing the total number of Enfinity product family configurations sold to date to 423 worldwide.

  Intershop earned significant repeat business (approximately 93% of total revenue) from blue-chip customers such as Hewlett-Packard, Deutsche Telekom, KarstadtQuelle, and the Otto Group. New customers included IDIS World Medicines, ActionVillage, DB Systems, Freebirds Holding and NTT Communications.

Management Review

Stephan Schambach, Chief Executive Officer of Intershop, commented, “The disappointing first quarter 2003 results were heavily influenced by the challenging economic and market conditions as well as seasonally lower corporate IT budgets which have traditionally had a negative impact on first quarter results. As a result of significant economic uncertainty, several prospective customers deferred their IT spending plans during the first quarter. During the quarter, we re-positioned Intershop as the leader in Unified Commerce Management (UCM) software. Early feedback indicates our UCM message is resonating well with our customers, industry analysts, and the media.“

Business Outlook

Against the backdrop of continuing weakness in global IT spending and weaker-than-expected first quarter 2003 results, Intershop now anticipates that total revenue for the full year of 2003 will be slightly lower than total revenue for the full year 2002. For fiscal year 2003, Intershop expects to incur an EBITDA loss of approximately Euro 5.0 million. Previously, Intershop had expected full year 2003 revenue to be flat year over year and EBITDA for fiscal year 2003 to break even with sales.

About Intershop Communications

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management, which can create strategic differentiation for companies by integrating e-commerce processes across the extended enterprise. Intershop Enfinity, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multichannel retail and high technology. Customers including Hewlett-Packard, Bosch, BMW, TRW, Bertelsmann, Otto and Homebase have selected Intershop's Enfinity as the cornerstone of their global e-commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

Investor Relations and Press:

Klaus F. Gruendel

T: +49-40-3641-50-1307

F: +49-40-3641-50-1009

k.gruendel@intershop.com

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 9, 2002.

Intershop Communications AG Consolidated Balance Sheets (U.S.GAAP) (in thousands €, except share and per-share amounts)
	March 31,	December 31,
	2003	2002
	(unaudited)
ASSETS	€	€
Current assets
Cash and cash equivalents	5,443	11,303
Marketable securities	4,189	4,172
Restricted cash	7,093	7,073
Trade receivables, net of allowances for doubtful accounts of
€5,693 at March 31, 2003 and €7,511 at December 31, 2002, respectively	7,113	11,131
Prepaid expenses and other current assets	10,943	7,427
Total current assets	34,781	41,106
Property and equipment, net	3,298	4,301
Other assets	1,107	2,268
Goodwill	4,473	4,473
Total assets	43,659	52,148

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	28	98
Accounts payable	1,456	840
Accrued restructuring costs	4,046	4,881
Other accrued liabilities	14,145	13,472
Deferred revenue	5,730	6,295
Total current liabilities	25,405	25,586
Long-term liabilities, net of current portion	-	152
Deferred revenue	66	38
Total liabilities	25,471	25,776

Shareholders' equity
Common share, stated value €1-authorized: 92,211,719 shares;
outstanding: 19,306,400 shares at March 31, 2003 and 19,306,400
shares at December 31, 2002, respectively	19,306	19,306
Accumulated deficit	(4,276)	4,124
Accumulated other comprehensive income	3,158	2,942
Total shareholders' equity	18,188	26,372
Total liabilities and shareholders' equity	43,659	52,148

Intershop Communications AG Consolidated Balance Sheets (U.S.GAAP) (in thousands €, except share and per-share amounts)
	Three Months Ended
	March 31,
	2003	2002

	€	€
Revenues
Licenses	1,296	6,186
Services, maintenance, and other	5,070	5,973
Total revenues	6,366	12,159
Cost of revenues
Licenses	153	237
Services, maintenance, and other	3,550	5,364
Total costs of revenues	3,703	5,601
Gross profit	2,663	6,558
Operating expenses
Research and development	1,698	2,460
Sales and marketing	5,701	9,117
General and administrative	2,790	4,634
Restructuring costs and asset impairment	712	3,793
Total operating expenses	10,901	20,004
Operating loss	(8,238)	(13,446)
Other income (expense)
Interest income	54	168
Interest expense	(10)	(2)
Other income (expense), net	(205)	(6)
Total other income (expense)	(161)	160
Net loss	(8,399)	(13,286)
Basic and diluted loss per share	(0.44)	(0.75)
Shares used in computing:
For basic and diluted loss per share	19,306	17,638

Intershop Communications AG Consolidated Statements of Cashflows (U.S.GAAP) (in thousands €, unaudited)
	Three months ended
	March 31,
	2003	2002
	€	€
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(8,399)	(13,286)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	1,217	4,096
Provision for doubtful accounts	(1,617)	(195)
(Gain) loss on disposal of marketable securities	(2)	-
Loss on disposal of property and equipment	-	7
Changes in operating assets and liabilities
Accounts receivable	5,531	(928)
Prepaid expenses and other current assets	(3,647)	2,082
Other assets	1,101	1
Accounts payable	630	(416)
Deferred revenue	(469)	(758)
Accrued restructuring costs	(835)	197
Accrued expenses and other liabilities	905	(2,171)
Net cash used in operating activities	(5,585)	(11,371)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	(20)	-
Proceeds on disposal of equipment	-	677
Purchases of property and equipment, net of capital leases	(214)	-
Proceeds from sale of marketable securities	4,173	19,657
Purchases of marketable securities	(4,162)	(15,002)
Net cash (used in) provided by investing activities	(223)	5,332
CASH FLOWS FROM FINANCING ACTIVITIES
Cash received for unregistered stock	-	10,001
Net cash provided by financing activities	-	10,001
Effect of change in exchange rates on cash	(52)	143
Net change in cash and cash equivalents	(5,860)	4,105
Cash and cash equivalents, beginning of period	11,303	9,107
Cash and cash equivalents, end of period	5,443	13,212

Intershop Communications AG Consolidated Statement of Shareholders’ Equity (in thousands €, except share data)
	Common	Common Shares		Accumulated	Accumulated Other Comprehensive	Total Shareholders`
	Shares	Stated Value	APIC	Deficit	Income	Equity
Balance, January 1, 2001	88.003.016	88.003	168.585	(84.329)	1.709	173.969
Other comprehensive loss:
Net loss				(131.798)		(131.798)
Foreign currency translation adjustments					837	837
Unrealized gain (loss) on available for sale security, net					348	348
Comprehensive loss						(130.613)
Exercise of stock options	188.306	188	330			518
Appropriation of paid in capital			(155.495)	155.495
Balance, December 31, 2001	88.191.322	88.191	13.420	(60.632)	2.894	43.874
Other comprehensive loss:
Net loss				(27.555)		(27.555)
Foreign currency translation adjustments					157	157
Unrealized gain (loss) on available for sale security, net					(109)	(109)
Comprehensive loss						(27.507)
Exercise of stock options	6.678	7	(3)			4
Private placement of common stock, net	8.334.000	8.334	1.667			10.001
Allocation of par value resulting from reverse stock split	(77.225.600)	(77.226)	77.226
Appropriation of additional paid-in capital			(92.310)	92.310
Balance, December 31, 2002	19.306.400	19.306	-	4.124	2.942	26.372
Other comprehensive loss:
Net loss (unaudited)				(8.399)		(8.399)
Foreign currency translation adjustments (unaudited)					189	189
Unrealized gain (loss) on available for sale security, net (unaudited)					26	26
Comprehensive loss						(8.184)
Balance, March 31, 2003	19.306.400	19.306		(4.275)	3.157	18.188

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: April 30, 2003	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)